AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1997

                          SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549
                                   SCHEDULE 13E-3
                                 (AMENDMENT NO. 3)
                           RULE 13e-3 TRANSACTION STATEMENT
              (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            DELAWARE OTSEGO CORPORATION
                                  (NAME OF ISSUER)

                                DOCP ACQUISITION LLC
                                  CSX CORPORATION
                            NORFOLK SOUTHERN CORPORATION
                                   WALTER G. RICH
                           (NAME OF PERSONS FILING STATEMENT)

                        COMMON STOCK, PAR VALUE $0.125 PER SHARE
                             (TITLE OF CLASS OF SECURITIES)

                                     246244 10 7
                          (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ________________________
                                   PETER J. SHUDTZ
                                  GENERAL COUNSEL
                                  CSX CORPORATION
                                  ONE JAMES CENTER
                                 901 EAST CARY STREET
                              RICHMOND, VIRGINIA 23219-4031
                                    (804) 782-1400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                  NOTICE AND COMMUNICATIONS ON PERSONS FILING STATEMENT)
                                     COPIES TO:
         PAMELA S. SEYMON                    RONALD B. RISDON
      WACHTELL, LIPTON, ROSEN & KATZ     KELLEY DRYE & WARREN LLP
        51 WEST 52ND STREET                   101 PARK AVENUE
      NEW YORK, NEW YORK 10019           NEW YORK, NEW YORK 10178
      TELEPHONE:  (212) 403-1000        TELEPHONE:  (212) 808-7800


           J. GARY LANE                      ERIC J. FRIEDMAN
       GENERAL COUNSEL CORPORATE           SKADDEN, ARPS, SLATE,
      NORFOLK SOUTHERN CORPORATION          MEAGHER & FLOM LLP
        THREE COMMERCIAL PLACE               919 THIRD AVENUE
      NORFOLK, VIRGINIA 23510-9241       NEW YORK, NEW YORK 10022
      TELEPHONE:  (757) 629-2600        TELEPHONE:  (212) 735-3000
                             ________________________
                                   AUGUST 22, 1997
          (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                  THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

              This Amendment No. 3 to the Transaction Statement on
         Schedule 13E-3, filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser"), CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC") and Walter G. Rich (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the offer by Purchaser to pur-chase all outstanding shares of common stock, par value $0.125 (the "Shares"), of Delaware Otsego Corporation, a New York cor-poration (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the condi-tions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the Trans-action Statement on Schedule 13E-3 filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

         ITEM 16.  ADDITIONAL INFORMATION

                   "THE TENDER OFFER -- Terms of the Offer; Expiration Date" is hereby amended by the addition of the following:

                   Convertible Notes. Pursuant to the terms of the
              Convertible Notes, the holders of Convertible Notes, on the terms set forth therein, have the right to convert, prior to payment, any or all of the unpaid principal amount of such Convertible Notes into Shares; provided that such conversion may only be in multiples of 100 Shares, unless the balance of the unpaid principal amount of any such Convertible Notes is convertible into less than 100 Shares, in which case such conversion will be into the entire amount of such Shares; and provided further that no frac-tions of Shares are issuable upon conversion. The Company has advised Purchaser that as of August 22, 1997, the adjusted conversion price of the Convert-ible Notes was $10.08 per Share.

                   Convertible Notes will not be automatically con-
              verted into Shares or cash as a result of the consum-mation of the Offer or the Merger, and will remain unchanged by virtue of such transactions except that, pursuant to the terms of the Convertible Notes, fol-lowing the Merger, holders of Convertible Notes will cease to have the right to convert the principal amount of such Convertible Notes into Shares and will instead have the right to receive, upon conversion of the principal amount of such Convertible Notes, an amount in cash equal to the amount which such holders









              would have had a right to receive pursuant to the Merger, had the principal amount of such Convertible Notes been converted into Shares immediately prior to the Effective Time.

                   To participate in the Offer or the Merger, if
              consummated, holders of Convertible Notes must surrender such Convertible Notes to the Company for conversion. Upon conversion, each Share issued on the conversion of the principal amount of such Con-vertible Notes may be tendered into the Offer in ac-cordance with the procedures set forth therein for the Offer Price, or, failing such tender, will be converted in the Merger, if consummated, into the right to receive an amount in cash equal to the Offer Price, as described under "INTRODUCTION" and "SPECIAL FACTORS -- The Merger Agreement and Related Agree-ments" in the Offer to Purchase.


































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                                    SIGNATURES

              After due inquiry, and to the best of my knowledge, I cer-tify that the information set forth in this statement is true, complete and correct.

              September 4, 1997

                                  DOCP ACQUISITION LLC

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Authorized Person

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Authorized Person


                                  CSX CORPORATION

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Executive Vice President-
                                               Law and Public Affairs


                                  NORFOLK SOUTHERN CORPORATION

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Executive Vice President-
                                               Law

                                  /s/ WALTER G. RICH
                                  WALTER G. RICH
















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